George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Innovation, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

May 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Post-Qualification Amendment No. 2 to Form 1-A

Filed March 25, 2022

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated May 6, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A (CIK No. 0001812859; File No.: 024-11612) publicly filed with the Commission on March 25, 2022 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Written Response Filed April 26, 2022

General

1.We note your response to comment three, but we are unable to agree that the "form of" agreement is substantially identical in all material respects to the purchase agreement, as it does not include certain material terms such as the counterparty and purchase price. Please file a final executed copy of each purchase agreement or purchase option agreement as an exhibit to the Form 1-A.

Response:  The Company respectfully acknowledges the Staff’s comment.  The Company is filing, simultaneously with this Response Letter, a post-qualification amendment to the Offering Statement attaching the purchase agreement or purchase option agreement relating to each Underlying Asset of a Series of the Company.

2.We note your response to comment two, which implies that you will continue to use a "Current Value" on the Platform for each series asset following the closing of the offering, and this value will be determined using secondary trading activity on the Platform. Please tell us why you believe that the secondary trading activity is sufficient to determine the current value of the underlying asset.

Response:  The Company respectfully acknowledges the Staff’s comment.  The Company has historically used the term “Value” on the Platform to identify the product of (i) the most recent price at which a trade of an Interest was executed, multiplied by (ii) the total number of Interests in a Series.  Going forward, the Company affirms that it will, as soon as practicable (due to technological changes that must occur), remove all references in the Platform to the aggregate “Value” of the Underlying Asset.

When an Offering is listed on the Platform but not yet open, the “Current Value” term will be replaced with “Offering Amount,” as indicated in the Company’s written response dated April 26, 2022.  After an Offering has closed and secondary trading in the related Series Interests has begun, the Platform will identify (i) the “Last Trade,” reflecting the most recent price at which a trade of an Interest was executed, and (ii) the “Market Capitalization,” reflecting the product of the most recent trading price per Interest multiplied by the total number of Interests in a Series.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.